UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-04129

Zale Corporation Savings and Investment Plan

(Exact name of registrant as specified in its charter)

901 W. Walnut Hill Lane

Irving, Texas 75038

(972) 580-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Zale Corporation Savings and Investment Plan (the “Plan”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

* Zale Corporation common stock, par value $0.01 per share, has been eliminated as an investment option under the Plan.  Therefore, interests in the Plan are exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Zale Corporation Savings and Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Zale Corporation Savings and Investment Plan

Date:	April 8, 2011	By:	/s/ MATTHEW W. APPEL
		Name:	Matthew W. Appel
		Title:	Executive Vice President and Chief Financial Officer